

Mail Stop 7010

February 26, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Edward R. Carroll
Chief Financial Officer
Greenshift Corporation
One Penn Plaza; Suite 1612
New York, NY 10119

   RE: Form 10-KSB for the fiscal year ended December 31, 2007
      Form 10-Q for the period ended September 30, 2008
      File No. 000-50469

Dear Mr. Carroll:

   We have reviewed your response letter dated February 6, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis or Plan of Operations

Non-GAAP Financial Measures, page 40

2. We note your response to comment 2 from our letter dated November 25, 2008. It appears that you intended to reconcile net income (loss) from operations to adjusted EBITDA. However, the starting point of your reconciliation is net income (loss) attributable to common shareholders. Please revise your reconciliation as necessary so that the starting point of the reconciliation is consistent with the nature of items being reconciled.

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

3. We note your response to comment 3 from our letter dated November 25, 2008 which indicates that you will amend your Form 10-K for the year ended December 31, 2007 to reclassify various items from non-operating expenses into operating expenses. We remind you that when you file your restated Form 10-KSB you should appropriately address the following:
    *   an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;
    *   full compliance with SFAS 154, paragraph 26;
    *   fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
    *   updated Item 8A. disclosures should include the following:
        o   a discussion of the restatement and the facts and circumstances surrounding it,
        o   how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
        o   changes to internal controls over financial reporting, and
        o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
                Refer to Items 307 and 308(c) of Regulation S-B; and
    *   include all updated certifications.

    We also remind you to consider the filing requirements of Item 4.02 of Form 8-K.

Note 9 – Goodwill and Intangible Assets, page 64

4. We note your response to comment 6 from our letter dated November 25, 2008. Please clarify what is meant by your reference to testing assets under SFAS 121 since that guidance has been superseded by SFAS 144. We also note that you have identified three subsidiaries as your reporting units for purposes of your goodwill and intangible asset impairment testing. However, your reporting units are not the same as your reportable operating segments under SFAS 131. Since SFAS 142 defines reporting units as operating segments or one level below an operating segment, please clarify for us how your SFAS 142 reporting units correlate to your SFAS 131 reportable operating segments.

5. Your response and proposed disclosure primarily relates to Sustainable Systems and NextGen Fuel for which you recorded goodwill impairment losses during the year ended December 31, 2007. Please expand your disclosures to address the goodwill and intangible assets which have not been impaired as well. Specifically, please address the following:

    - The methods you use to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

    - How you weight each of the methods, if applicable, used including the basis for that weighting;

    - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

    - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and

    - Your segment information provided indicates that you have had recurring losses in each segment. Please clearly disclose your consideration of these actual recurring losses in your impairment tests.

8. We note your response to comments 7 and 8 from our letter dated November 25, 2008. Please tell us which of your reportable business segments includes the NextGen Fuel energy technology intangible asset. Please also tell us, in detail, how you analyze this intangible asset for potential impairment, including what consideration you gave as of December 31, 2008.

9. Please tell us how you considered your current market capitalization as well as recurring losses in determining whether your goodwill and intangible assets were impaired as of December 31, 2008.

<u>Note 11 – Lines of Credit, Note 12 – Financing Arrangements, Note 13 – Notes Payable, Note 14 – Vehicle Loans, Note 16 – Note Payable, Note 17 – Convertible Debentures, page 66</u>

10. We note your response to comment 10 from our letter dated November 25, 2008. It is unclear from your response which covenants you've complied with as of each period end. As previously requested, please disclose your actual ratios in addition to your required ratios. Please consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. It is also unclear which covenants you are close to violating or have violated and the extent to which you have received any waivers.

<u>Note 23 – Segment Information, page 78</u>

11. Please provide the disclosures required by paragraph 45(c) of SFAS 142, including total goodwill by segment as of each balance sheet date. Please also consider disclosing other intangible assets by segment as well as of each balance sheet date.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008</u>

<u>General</u>

12. Please address the above comments in your interim filings as well.

<u>Condensed Consolidated Financial Statements</u>

<u>Condensed Consolidated Balance Sheets, page 5</u>

13. Your response to comment 13 from our letter dated November 25, 2008 indicates that you paid an excess purchase price over net assets acquired of $6.5 million but that you recorded $13 million in your financial statements. Please clarify the difference between these two amounts. You should allocate this amount between goodwill and intangible assets when you perform your preliminary purchase price allocation, rather than defaulting to this line item called excess purchase price of net assets acquired. Since the allocation is preliminary, it naturally is subject to change, but an effort should be made even in the preliminary allocation to identify and record acquired intangible assets in accordance with SFAS 142. Please tell us what the impact is on amortization expense if you had accounted for these amounts separately since the date of acquisition.

Note 6 – Discontinued Operations, page 13

14. We note your response to comment 16 from our letter dated November 25, 2008.
    Please revise your filing to disclose the following as required by paragraph 47 of
    SFAS 144:
    • The caption in the income statement that includes losses related to the sale of GS
      EnviroServices;
    • The amount of revenue and pretax profit or loss reporting in discontinued
      operations, if applicable; and
    • The segment in which the GS EnviroServices asset disposal group was reported.

15. As a related matter, you identify GS EnviroServices as a discontinued operation in
    Footnote 6, however, it appears you have classified all losses associated with this
    discontinued operation within other income (expense), net on the face of your
    statement of operations. We note your disclosure on page 13 that you liquidated your
    minority interest in GS EnviroServices in June 2008. Please tell us how you
    considered paragraphs 41 through 44 of SFAS 144 in determining the classification of
    losses related to the disposal of GS EnviroServices as of and for the period ended
    September 30, 2008.

Liquidity and Capital Resources, page 35

16. We note your response to comment 21 from our letter dated November 25, 2008. We
    note that you disclose amounts outstanding under your debt agreements. Please
    revise your proposed disclosures to address the amount of capital available for future
    borrowing under your revolving credit agreements and all other debt agreements.
    Please also disclose the extent to which current credit market conditions have affected
    your ability to obtain capital when needed. Please revise your disclosures to also
    address the implications to your business if you are not able to obtain additional
    financing on terms that are acceptable to you.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please furnish your
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief